

Mail Stop 3628

May 1, 2009

<u>Via Facsimile (212.225.3999) and U.S. Mail</u>

Benet J. O'Reilly, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006

RE: **thinkorswim Group Inc.**
Schedule TO-I, as amended
Filed April 24, 2009
File No. 005-79294

Dear Mr. O'Reilly:

We have limited our review of the filing to those issues we have addressed in our comments. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand the company's disclosure. After reviewing this information, we may raise additional comments. All defined terms used in this letter have the same meaning as in the filing listed above, unless otherwise indicated.

The purpose of our review process is to assist the company in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I
Item 4. Terms of the Transaction

General

1.   Item 4 of Schedule TO and Item 1004(a)(1) of Regulation M-A require that the bidder state the material terms of the offer including the total number of securities sought in the offer. Because the definition of eligible options in the current disclosure is dependent upon a yet to be determined volume-weighted average price for a share of TD Ameritrade

common stock, it is unclear how this tender offer complies with Item 1004(a)(1). Please advise or amend your offer to state the total number of options sought in the offer.

2.   Based on your disclosure, it appears that employees will have one business day following receipt of pricing information from the Company to determine (1) which of their options constitute eligible options, (2) how many Company RSUs they will receive in exchange for tendering their eligible options and (3) how many shares of TD Ameritrade they can expect to receive upon settlement of such RSUs following the effective time of the merger between the Company and TD Ameritrade. While it appears this information will enable employees to assess the value of tendering their options, it does not appear employees will have information with which to assess the value of *not* tendering their options. For example, disclosure on pages 13 and 26 only indicates that such options will be assumed by TD Ameritrade and automatically converted at the effective time of the merger into options to purchase TD Ameritrade common stock. However, the disclosure does not provide employees with sufficient information with which to assess the value of the options in such a scenario, such that they can make a quantitative comparison with the value of the RSUs to be received by tendering their options. Please revise your disclosure to provide such information. If such disclosure relies on a valuation method such as Black-Scholes model, please disclose all assumptions used. Also consider including illustrative examples of how an employee's options might be valued were an employee not to tender in the exchange offer and compare such value to the value of the RSUs such employee would receive by tendering in the exchange offer.

Conditions of this Exchange Offer, page 25

3.   It appears that the bidder is attempting to incorporate by reference the conditions described in the registration statement on Form S-4 filed by TD Ameritrade on February 10, 2009. Please revise the Offer to Exchange to include the specific conditions included in the registration statement and advise how you intend to disseminate this new disclosure.

*   *   *

As appropriate, please amend the filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with the amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amended filing and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information the company provides to the staff of the Division of Corporation Finance in our review of the filing or in response to our comments on the filing.

Please direct any questions to me at (202) 551-3621 or, in my absence, to Dan Duchovny, Special Counsel, at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel